Mail Stop 6010

April 30, 2008

Branislav Vajdic
President and Chief Executive Officer
NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, CA 95054

> **Re: NewCardio, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 1**
> **Filed April 15, 2008**
> **File No. 333- 149166**

Dear Dr. Vajdic:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please revise your document so that your financial statements appear within the
       body of the prospectus, that is, before the Signatures page and before the
       information that Form S-1 requires in "Part II – Information Not Required in
       Prospectus."

2.   Please avoid reliance on defined terms like those in parenthesis and quotation
        marks. If the terms are clear from the context, then the definitions are not
        necessary. If the terms are not clear, then please revise for clarity

Prospectus Cover

3.   Refer to the last sentence of the first paragraph. If none of the offered shares
        underlie warrants, please tell us how the proceeds from the warrants are proceeds
        of the offering as you disclose in the last sentence of the first paragraph.

Cautionary Note, page 1

4.   The statutory safe harbor you cite in this section is not applicable to issuers of
        penny stock. Please do not invoke inapplicable safe harbors here or elsewhere in
        your document like on page 28.

5.   The prospectus summary should immediately follow a one-page prospectus cover.
        Although we do not object to the placement of your table of contents, please
        relocate other disclosure that currently appears before your summary to a more
        appropriate location of the prospectus.

6.   Please tell us the authority on which you rely to update your prospectus only
        through April 11, 2008 as you disclose.

Prospectus Summary, page 1

7.   You indicate, in the last sentence of the penultimate paragraph in this section that,
        if you do not generate cash flow from the exercise of the J Warrants, you may not
        have sufficient cash to fund your operations. Please reconcile this statement with
        the third sentence in this paragraph where you disclose that you believe you have
        sufficient cash to fund your operations until 2009.

The Offering, page 2

8.   Please reconcile the third sentence in this section with exhibit 4.1, which indicates
        that dividends are also payable on January 1.

Total shares of common, page 2

9.   Please reconcile your disclosure regarding the number of shares held by non-affiliates with the information in your beneficial ownership table on page 35.

Risk Factors, page 3

Our products are highly regulated, page 3

10.   If true, please state clearly and directly that you have not yet submitted to the FDA any required applications for its clearance or acceptance of your products. Otherwise, in an appropriate section of your document, please clarify the status of your FDA applications, including the date of submission, status and material hurdles remaining.

You may experience dilution, page 7

11.   We reissue comment 8, in part. Please disclose the possible lack of shareholder authorization in connection with the issuance of additional common and preferred stock, as well as the dilution in voting power.

Our common stock, page 7

12.   We note that the first sentence of this risk factor does not clarify whether your stock is a penny stock. We therefore reissue comment 11.

No protection under the Act, page 8

13.   Regarding the disclosure added in response to prior comment 6:

- Refer to the last sentence. Please clarify whether you intend to file an Exchange Act registration statement. If you intend to file on or before the effectiveness of this registration statement, please tell us why the risk is material to investors in this offering.
- Please also clarify the last sentence to explain what you mean by your disclosure that an obligation would not be "available" to your stockholders.

- Please tell us why you intend to wait until the effectiveness of this registration statement to file your Exchange Act registration statement. If you believe that you are not eligible to use Form 8-A until the effectiveness of this registration statement, please provide us your analysis supporting this belief, particularly given the Section 15(d) reporting obligations created by your recent Form S-8 filing; see General Instruction A(a) to Form 8-A.
- Refer to the second sentence. Please provide us your analysis supporting your conclusion that your status under Regulation S affects the Exchange Act obligations cited in the risk factor.
- If you do not register a class of securities under the Exchange Act, the automatic reporting suspension under 15(d) would apply if you reach the applicable threshold. Please revise your disclosure to the contrary, and explain the implications of the automatic suspension, including reduced public information regarding your company.
- Please clarify what you mean that you "would not be required to file proxy information by which we can take action by majority vote pursuant to the proxy rules." As written, your disclosure implies that shareholders would not be permitted to vote, rather than the fact that shareholders would vote without the disclosure and procedural protections of the proxy rules.
- Please revise the risk factor caption to remove any implication that no provisions of the Exchange Act apply to you. See for example section 10(b) of the Exchange Act.

Broker-dealer requirements, page 8

14.   We reissue comment 12, as the second sentence in this risk factor continues to imply incorporation by reference.

There are state securities law restrictions on resale of the securities, page 8

15.   We note the risk factor added in response to prior comment 42. Please revise to identify clearly and directly which states will restrict the ability of investors to freely resell the securities that they purchase from the selling stockholders.

Failure to Achieve and Maintain, page 8

16. We note your response to prior comment 1; however, the first sentence of this risk factor contains outdated information. We also note:

- your outdated reference to "Q1 2008" on page 22, and
- your December 27 disclosure under "Employees" on page 27 which, according to you disclosure on page 29, is not current.

Please ensure that your disclosure is accurate.

Lawsuits and legal proceedings, page 9

17. Please clarify why this risk is specific to your company, industry or offering.

Selling Stockholders, page 9

18. Given your response to prior comment 43, we are unable to agree that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Therefore you should:

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
- register the transaction on a form that you are eligible to register a primary offering;
- identify the selling shareholders as underwriters in the registration statement; and
- include the fixed price at which the underwriters will sell the securities for the duration of the offering.

19. We note your disclosure on page 28 that trading in your common stock commenced on January 4, 2008. Therefore, please clarify how you determined the December 27, 2007 market price in your response to prior comments 45, 46, and 47. Also, tell us how the $0.7125 per share that you use as the December 27, 2007 market price reflected the reverse acquisition that occurred on December 27 and the fact that your shares appear to have been traded at approximately $1.30 six business days later.

The December 27, 2007 Private Placement, page 10

20.   Please clarify what you mean by a "buy-in right."

21.   Please replace jargon like "full ratchet" and VWAP with clear disclosure.

22.   We reissue prior comment 5. You continue to describe a registration of shares rather than the relevant transaction that will be the subject of your registration. For example, we note the disclosure in the third paragraph on page 12.

23.   Please reconcile the "10% dividend" column in the table on page 12, which totals $640,000 and therefore represents 10% of $6,400,000 in preferred stock, with your statement on page 2 that you sold 8,200 shares of preferred for $8,200,000.

24.   Please clarify what you mean by "non-cash value of warrants" in the table at the bottom of page 12. From your revised disclosure, investors should be able to determine why it is appropriate to add that amount into gross proceeds.

25.   Please clarify how you derived the $2,133,000 figure that you disclose at the bottom of page 13.

26.   Please clarify what you mean by "Selling shareholder from before" at the bottom of page 14.

Cardiac Safety Market, page 18

27.   We note your response to prior comment 20; your response does not fully address your obligations when you elect to refer to internet sites, including the filing obligations. Therefore, we reissue the comment.

28.   We note your disclosure in response to prior comment 23. Please file Dr. Temple's consent as an exhibit to your registration statement. Also disclose the date of the cited statement. See rule 436.

CardioBip, page 20

29.   We reissue comment 24, in part. Please disclose whether you will need to
        manufacture hardware in connection with CardioBip.

30.   Please clarify what you mean by "prototype stage." For example, do you have a
        working sample that performs all of the functions that you disclose?

Clinical Studies, page 21

31.   Please clarify what you mean by "external" studies. Where these studies
        conducted by independent experts? If so, please file the consents required by rule
        436.

32.   Please clarify why the disclosed, completed studies are insufficient to support an
        application for FDA clearance of your product.

33.   Please clarify whether the products can be submitted for FDA approval if the
        studies disclosed are competed with favorable results. If not, please disclose why
        the planned studies will be insufficient and what additional steps will be required.

QTinno – Planned External Studies, page 21

34.   Please clarify the status of the study that is underway. Disclose when it began and
        when it is scheduled to be completed.

Intellectual Property, page 24

35.   Please disclose why you cannot assure that your assignment agreements are valid
        and enforceable as you mention in the third paragraph. Also, file material
        agreements as exhibits to your registration statement.

Government Regulation, page 25

36.   In the third paragraph in this section, you indicate that you believe QTinno is
        exempt from requiring 510(k) pre-market FDA clearance. Please expand your

disclosure to clarify how this differs from FDA acceptance, which you disclose is necessary for the commercialization of QTinno.

37.   Please clarify how the FDA determines whether to accept QTinno. Disclose the duration of the process.

Government Regulation of QTinno for drug safety applications, page 27

38.   Please disclose whether QTinno is compliant with the regulations you cite.

Management's Discussion and Analysis, page 28

39.   In accordance with Instruction 1 to Section 303(a) in Regulation S-K, disclosures in this section should enhance a reader's understanding of your financial condition. Therefore, please revise the last sentence on page 28 to remove any implications that your disclosure is not meaningful.

Liquidity and Capital Resources, page 30

40.   We note your revision to this section in response to our comment 17. However, please reconcile the first sentence of the last paragraph on page 30 with the first sentence in the third paragraph in this section, where you indicate that you have sufficient funds to continue operations into 2009.

Management and Certain Security Holders, page 31

41.   With a view toward clarification of the disclosure provided in response to prior comment 31, please reconcile your disclosure regarding individuals who were the registrant's directors and officers since before the December 2007 reverse merger with the disclosure in the registrant's Commission filings before the reverse merger.

42.   Regarding your responses to prior comments 37 and 78 and the last sentence of your response to prior comment 33, please note that the reverse acquisition does not permit you to omit required disclosure regarding the registrant, its prior management, prior related party transactions, securities transactions, or otherwise. Please add required disclosure as appropriate.

Executive Compensation, page 32

43.   If subsequent employment agreements with your executive officers, including the new agreement with your CFO mentioned in your Form 8-K Filed March 21, 2008, reflect materially different compensation from your reported historic compensation, please disclose the terms of those agreements. Also, in your Management's Discussion and Analysis of Financial Condition and Results of Operations, describe material effects on your historic costs resulting from such agreements.

Summary Compensation Table, page 32

44.   Footnotes 2 and 3 appear to indicate that the table does not include 2007 salary before April 1, 2007. With a view toward clarified disclosure, please tell us why such exclusion is appropriate.

45.   Please identify the selling stockholder mentioned in footnote 5.

Potential Payments Upon Termination, page 34

46.   We note your reference that the termination payment is reduced by "cash compensation he receives under the employment agreement." Please clarify what cash compensation the employment agreement provides in the event of termination.

Security Ownership, page 35

47.   Please include a row in this table for each individual in your summary compensation table.

48.   Please identify the individuals who beneficially own you shares held in the name of E4, LLC.

Certain Relationships and Related Transactions, page 36

49.   We note your response to the last two bullet points of prior comment 38;
        however, disclosure required by Regulation S-K Item 404 should be included in
        this section without requiring investors to piece together information from
        multiple sections of your document to understand the full scope of your related
        party transactions. Therefore, we reissue the comments in those bullet points.

50.   Your response to prior comment 41 appears to describe a transaction that is
        unrelated to the consulting agreement to issue 30% of your equity upon
        completion of financing arrangements that was the subject of the comment.
        Please clarify.

51.   Please disclose how the NewCardio warrants outstanding before the December
        2007 share exchange were affected by the share exchange. Also disclose in this
        section the number of shares of the registrant that each NewCardio shareholder
        received for each NewCardio share outstanding at the time of the December 2007
        share exchange.

52.   Please tell us why this section does not describe the transaction in Note 3 on page
        F-12.

Director Independence, page 36

53.   We reissue prior comment 36 in part. Please provide the disclosure required by
        Regulation S-K Item 407(a) as it applies to committees.

Incorporation by Reference, page 37

54.   Please provide us your analysis of your eligibility to incorporate disclosure by
        reference into a registration statement on Form S-1.

Where You Can Find, page 37

55.   Your second paragraph indicates that you will be subject to the periodic reporting
        obligations only after this registration statement is filed. Please tell us the basis

for this statement, and, if the statement is true, tell us how you were eligible to use Form S-8 last month.

Recent Sales of Unregistered Securities, page 39

56.   Please clarify how you addressed the first sentence of prior comment 77. It is unclear what facts lead you to conclude that the cited exemption from registration was available.

Financial Statements

Consolidated Balance Sheets, page F-2

57.   We see you have a $4.8 million liability for warrants in your December 31, 2007 balance sheet. Please tell us and revise the filing to disclose why the liability is classified as long-term rather than short-term.

Note 1 – Significant Accounting Policies, page F-8

Basis and Business Presentation, page F-8

58.   Refer to our prior comment 74. We see you indicate "As a result of the Share Exchange, there was a change in control of NewCardio. In accordance with SFAS No. 141, NewCardio was the acquiring entity. While the *transaction is accounted for using the purchase method of accounting*, in substance the Agreement is a recapitalization of NewCardio's capital structure." Please note that SFAS 141 does not address the accounting for recapitalizations (refer to paragraph B24 thereof) and the staff believes the merger of a private operating company into a non-operating public shell corporation with nominal net assets is a *capital transaction in substance, rather than a business combination*. Accordingly, please tell us why you believe your disclosures that the transaction was a business combination under SFAS 141 are appropriate.

Cash and Cash Equivalents, page F-9

59.   We note you indicate that "All marketable debt and *equity* securities that are included in cash, cash equivalents…" It is not clear to us if you are including marketable equity securities in cash and cash equivalents. Refer to SFAS 115 and explain to us the nature of the securities included in your cash and cash equivalents and why your inclusion of any marketable equity securities in cash

and cash equivalents is in accordance with U.S. GAAP. Please cite any
applicable U.S. GAAP that supports your disclosures in your explanation.

Note 5 – Subordinated Convertible Notes Payable, page F-13

60.   Refer to our prior comment 70. Please revise the share totals in the table in Note
        5 to be arithmetically correct.

Note 6 – Redeemable Securities, page F-15

Series A – 10% Convertible Preferred Stock, page F-17

61.   We note that you sold 8,200 shares of Series A – 10% convertible preferred stock
        for $8.2 million in December 2007. Please address the following:

        • Explain to us and revise the filing to more clearly disclose how you
          accounted for and valued the Series A – 10% convertible stock and how
          you will account for the 10% dividend. Please cite the applicable U.S.
          GAAP that supports your conclusions.
        • Your disclosure about the accounting for the warrants herein and in Note 7
          is not clear to us. Explain to us and revise the filing to disclose more
          about how you accounted for and presented the warrants connected to the
          Series A – 10% Convertible Preferred Stock in your financial statements.
          Provide us with additional information about your consideration of the
          guidance at EITF's 98-5 and 00-27. Please explain why you believe
          recording the warrants value as a charge (expense) against earnings (rather
          than a preferred stock dividend) complies with the referenced EITF's or
          other U.S. GAAP. Finally, please also provide us with the journal entries
          made for the preferred stock and warrant issuances.
        • We note on page 12 that you and the selling stockholders have a
          registration rights agreement for the common stock underlying the Series
          A – 10% Convertible Preferred Stock. Please tell us and revise the filing
          to disclose how you account for actual or potential obligations resulting
          from the registration rights.
        • Please also refer to SFAS 129 and SAB Topic 3 (C) when preparing your
          response and revisions.

Note 9 - Stock Options and Warrants, page F-19

62.   Refer to paragraph A240.g of SFAS 123(R) and revise the filing to include the
        total compensation cost for share-based payment for *each* year for which an
        income statement is presented. Also in this regard, explain to us how you present
        the compensation cost for share-based payments in your income statement. Refer
        to SAB Topic 14 (F).

63.   Also in this regard, we note your discussion about "the Plan" on page 36 under the heading of Stock Grants and Stock Options. Explain to us what you mean by "the Plan" and clearly indicate what the Plan is in your disclosure.

Exhibits

64.   Please file the lease for the Santa Clara facility disclosed on page 27.

65.   We note your response to prior comment 79; however, an exhibit and all of its attachments should be filed together as one exhibit. Therefore, we reissue the comment. In addition, please tell us why exhibit 10.12, which is incorporated by reference to your Form 10-K/A filed on April 4, 2008, does not include any terms in "EXHIBIT A" on page 9.

66.   We reissue prior comment 80. You continue to require investors to refer to multiple documents to find your complete charter. For example, we note exhibit 3.5.

67.   Please expand your response to prior comment 82 to tell us when all funds in escrow were released to you unconditionally.

68.   The letter you mention in response to prior comment 83 does not refer to the disclosure in this filing; therefore, we reissue the comment.

69.   We will continue to evaluate your response to prior comment 85 when you complete the action you mention in the response.

Signatures

70.   Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of controller or principal accounting officer.

Amendment No. 1 to Form 10-K for year ended December 31, 2007, filed April 4, 2008

71.   Please consider the impact of our comments on your Form 10-K for the year
        ended December 31, 2007 as well as other current and future filings made under
        the Securities Exchange Act.

Item 9A. Controls and Procedures, page 27

72.   We see in the "Evaluation of Disclosure Controls and Procedures" section of this
        filing on page 27 you concluded that your disclosure controls and procedures are
        adequate. Please revise future filings to clearly indicate the conclusions of your
        principal executive and principal financial officers on the effectiveness of your
        disclosure controls and procedures as of the end of the period.

73.   We note in your explanatory note on page 2 you indicate that you included a
        currently dated report of your independent registered public accounting firm.
        Your disclosure about inclusion of a currently dated report of your independent
        registered public accounting firm in the amended filing does not indicate the facts
        and the circumstances behind the reason for the newly issued audit report. Please
        revise your explanatory note to briefly discuss the reason the more current audit
        report was included in the filing or explain to us why such revision is not
        necessary.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Marc Ross, Esq.
        Sichenzia Ross Friedman Ference LLP